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                                                                    EXHIBIT 99.1

    KPMG LLP
    CHARTERED ACCOUNTANTS                           Telephone     (416) 777-8500
    Commerce Court West                             Telefax       (416) 777-8818
    PO Box 31 Stn Commerce Court                    www.kpmg.ca
    Suite 3300
    Toronto ON M5L 1B2

INDEPENDENT AUDITORS CONSENT

The Board of Directors of CryptoLogic Inc.

We hereby consent to the inclusion of our report dated January 31, 2003, with respect to the financial statements of CryptoLogic Inc. as of and for the years ended December 31, 2002 and 2001 and our report dated January 25, 2002 with respect to the financial statements as of and for the years ended December 31, 2001 and 2000 in CryptoLogic Inc.'s Annual Report on Form 20-F and to the reference to our firm under the heading "Selected Financial Data" in the Annual Report on Form 20-F.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

June 12, 2003